December 21, 2010
John Spitz
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Princeton National Bancorp, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Form 10-Q for the Quarterly Period Ended September 30, 2010 File No. 000-20050
Dear Mr. Spitz:
          On behalf of Princeton National Bancorp, Inc. (the “Company”), we provide the following correspondence as our response to your questions following your receipt of our response to the SEC comment letter dated September 1, 2010. For ease of reference, we have repeated each of the three questions below and our response to each question follows immediately thereafter.
1.	On Page 29 of the September 30, 2010 Form 10-Q, under the Allowance for Loan Losses heading, specific mention is made of the reserve for loans with specific valuation reserves being $8.0 million and the reserve for loans without specific valuation reserves being $8.8 million. The total of these two amounts equals $16.8 million; however the actual loan loss reserve balance at September 30, 2010 is $18.6 million. What accounts for the difference?
          The reserve amount stated for loans without a specific valuation reserve is incorrect. The correct amount is $10.6 million.
2.	On Pages 28-29 of the September 30, 2010 Form 10-Q, there are tables indicating a total dollar amount for impaired loans with a valuation allowance at both September 30, 2010 and December 31, 2009. However, in the text below the Allowance for Loan Losses heading on Page 29, reference is made to loans with specific valuation

John Spitz
U.S. Securities and Exchange Commission
December 21, 2010

allowances that do not equal the numbers in the table. What accounts for the difference?
          First, the dollar amounts will not equal because the tables ask for impaired loans with valuation allowances for the commercial, commercial real estate, commercial real estate development and residential real estate development categories only. The Company also had impaired loans with a valuation allowance in the residential real estate and home equity categories which are not included in the tables. Second, the dollar amount for loans with specific valuation reserves as of December 31, 2009 was incorrectly reported as $12.2 million. The correct amount is $20.6 million.
3.	On Page 9 of our response letter dated September 30, 2010 (under Item 13), we refer to $28,455,065 in impaired loans in which third party appraisals had not been updated because the current estimated value was in significant excess of the outstanding debt. Can we provide a table that gives a detailed breakdown by percentage of debt to appraised value?
     The following table indicates a loan-to-value ratio distribution for those impaired loans with appraisals over twelve months old (as of December 31, 2009):

LOAN TO VALUE	AMOUNT (in thousands)

0 — 50%	$2,400
50-60%	2,200
60-70%	9,700
70-80%	12,700
80% or more	1,500
               Please note, all future filings will include the appropriate disclosures and will be reconciled internally prior to filing. If you have any additional questions, please do not hesitate to contact the undersigned.

Sincerely,

PRINCETON NATIONAL BANCORP, INC.

/s/Todd D. Fanning

Todd D. Fanning
Executive Vice-President & Chief Operating Officer